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Exhibit 99.3

ANS to be Acquired by St. Jude Medical

        Advanced Neuromodulation Systems (ANS) is at an exciting crossroads in our company's history. Together with St. Jude Medical, we now have the opportunity to accelerate our capabilities to serve customers with life-changing products and compete at the highest levels in our ever-expanding marketplace.

        St. Jude Medical, Inc. (NYSE:STJ) and Advanced Neuromodulation Systems, Inc. (NASDAQ:ANSI) announced on October 16, 2005 that the Boards of Directors of both companies have unanimously approved a definitive agreement whereby St. Jude Medical will acquire ANS for $61.25 per ANS share in cash, for a total of approximately $1.3 billion.

About St. Jude Medical

        St. Jude Medical is a publicly traded company headquartered in St. Paul, Minnesota, with approximately 9,000 employees worldwide. Since the Company's founding in 1976, St. Jude Medical has had a single mission: to make life better through excellence in medical device technology and services. Today, St. Jude Medical develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiac surgery, cardiology and atrial fibrillation therapeutic areas. The Company has operations in more than 130 countries. St. Jude Medical had $2.3 billion in revenue for fiscal year 2004, and a market capitalization of around $17 billion. For more information about St. Jude Medical, please visit the Company's website at www.sjm.com.

A Win-Win Relationship

        ANS is positioned as a leading player in the growing billion dollar neuromodulation market, with plans to leverage our strong technology platform into multiple indications and market segments. While ANS has always operated with the philosophy of building value independently, we had an obligation to listen to St. Jude Medical's proposal on behalf of our shareholders, customers and employees.

        Among the reasons we have agreed to the tender offer presented by St. Jude Medical are:

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  Shareholder Returns: The price offered to our shareholders was a good one.

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  Competitive Strength: Two major competitors are investing heavily to be broad-based players in the market. This arrangement with St. Jude Medical significantly increases our organizational strength and allows ANS to more comprehensively address our significant commercial opportunities with increased investment in sales, marketing, product development, incubation and clinical studies.

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  Complementary Corporate Assets: There is virtually no overlap in the markets served by St. Jude Medical and ANS today. However, there is a significant ability to leverage technology and infrastructure capabilities with St. Jude Medical, such as tapping into St. Jude's global marketing and sales infrastructure, clinical trials capabilities, and expertise in microelectronics and active implantables.

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  Autonomy and Continued Focus: ANS will become an independent division and preserve its entrepreneurial culture, innovative management team and committed employee base that fueled our impressive growth to this point. With greatly expanded resources and the ability to focus on long-term performance, ANS will accelerate its pace of innovation for customers, continue to generate shareholder value, and create new opportunities for employees to grow with the organization.

What's Next

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  Under the terms of the agreement, St. Jude Medical will commence a tender offer for all of the outstanding shares of ANS common stock no later than Tuesday, October 25, 2005. Following successful completion of the tender, holders of any remaining outstanding shares of ANS will be entitled to receive cash of $61.25 per share of ANS common stock upon the closing of the merger.

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  The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close by the end of the year.

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  ANS will become a newly created division of St. Jude Medical and Chris Chavez will be President of the ANS Division.

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  ANS will remain headquartered in Plano, Texas.

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  ANS will continue to be led by the same leadership and management team.

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  As summarized in the ANS CREDO, we remain committed to the same values and organizational culture, which includes Integrity, Customer Focus, Innovation, Quality, Employee Development and Social Responsibility.

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  We will continue to manage our business the same way we have historically, but with a more ambitious scope, accelerating investment in sales, marketing, product development, incubation and clinical studies.

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  We will systematically identify and prioritize opportunities to leverage the capabilities and strengths of St. Jude Medical.

        In short, ANS can leapfrog the resource obstacles of a company our size and realize our true market potential much more quickly and dramatically. Because we entered the agreement with St. Jude Medical from a position of strength, the result is truly a win-win situation for shareholders, customers, employees and strategic business partners. Our bright future is now even brighter!

Forward-Looking Statements

        Any statements made regarding the proposed transaction between St. Jude Medical, Inc. and Advanced Neuromodulation Systems, Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, and any other statements regarding St. Jude Medical's or ANS's future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in Item 8.01 of St. Jude Medical's Current Report on Form 8-K filed on October 17, 2005, in Item 8.01 of ANS's Current Report on Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (see page 25) and ANS's Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.

Additional Information

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ANS. St. Jude Medical will be filing a tender offer statement with the Securities and Exchange Commission (SEC) and ANS will be filing a solicitation/recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this news release, and the related solicitation/recommendation statement, when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of ANS at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS in writing at 6901 Preston Road, Plano, Texas 75024, or by phone at (972) 309-8000.

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ANS to be Acquired by St. Jude Medical